# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Magyar Bancorp, Inc., CIK 0001337068
CUSIP: 55977T208
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 400 Somerset Street, New Brunswick, New Jersey (NJ), 08901
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002054698

## Reporting persons
- Magyar Bank Employee Stock Ownership Plan Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: New Jersey (NJ); does not affirm membership in a group (box b); sole voting power 253,602; shared voting power 191,698; sole dispositive power 366,204; shared dispositive power 79,096; aggregate amount beneficially owned 445,300 (6.9% of the class)

## Item 1. Issuer
Name of issuer: Magyar Bancorp, Inc.
Address of issuer's principal executive offices: 400 Somerset Street, New Brunswick, New Jersey, 08901

## Item 2. Person Filing
Name of person filing: Magyar Bank, Employee Stock Ownership Plan Trust, Trustee: TI-Trust, Inc.
Address of principal business office or, if none, residence: c/o TI-Trust, Inc., 2900 North 23rd Street, Quincy, Illinois 62305
Citizenship: New Jersey

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 445,300
Percent of class: 6.9%
Sole power to vote or to direct the vote: 253,602
Shared power to vote or to direct the vote: 191,698
Sole power to dispose or to direct the disposition: 366,204
Shared power to dispose or to direct the disposition: 79,096

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Magyar Bank Employee Stock Ownership Plan Trust: /s/ Craig Baker, Craig Baker, Vice President, TI-Trust, Inc., Trustee (02/04/2026)